Filed pursuant to Rule 425

of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Horizon Pharma Public Limited Company

Subject Company: Depomed, Inc.

SEC File No. of Depomed, Inc.: 001-13111

This Rule 425 filing consists of an amended investor presentation which contains information regarding the proposed acquisition of Depomed, Inc. (“Depomed”) by Horizon Pharma plc (“Horizon Pharma”).

Horizon Pharma first released the investor presentation on September 17, 2015 and first released the following amended investor presentation on September 25, 2015.

Horizon Pharma plc
Acquisition of Depomed, Inc. Benefits and Considerations
September 2015
For Important Information About the Proposed Depomed Acquisition
Please visit www.horizonanddepomed.com
Non-Confidential Information – Horizon Pharma plc

Non-Confidential Information – Horizon Pharma plc
2
This presentation contains forward-looking statements, including, but not limited to, statements related to Horizon's offer to exchange its ordinary shares  for all issued and outstanding shares of Depomed’s stock and the potential strategic and financial benefits thereof, the future financial performance and prospects of each of Horizon and Depomed, Horizon’s business strategy and plans and other statements that are not historical facts.
These forward-looking statements are based on Horizon's current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks that the conditions to the exchange offer will not be satisfied, Horizon will ultimately not pursue a transaction with Depomed or Depomed will reject engaging in any transaction with
Horizon;  if the conditions of the exchange offer are satisfied and/or a transaction is negotiated between Horizon and Depomed, risks related to Horizon's ability to complete the acquisition on the proposed terms;  the possibility that competing offers will be made;  risks associated with business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized;  risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed acquisition;  disruption from the proposed acquisition, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers;
and the possibility that if the combined company does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Horizon's shares could decline, as well as other risks related to the Horizon and Depomed's businesses, including the ability to grow sales and revenues from existing products;
competition, including potential generic competition;  the ability to protect intellectual property and defend patents;  regulatory obligations and oversight;  and those risks detailed from time-to-time under the caption "Risk Factors" and elsewhere in Horizon's and
Depomed's respective filings and reports with the U.S. Securities and Exchange Commission.  Horizon Pharma undertakes no duty or obligation to update any forward-looking statements contained in this presentation as a result of new information except as required by applicable law or regulation.
For full prescribing information refer to product websites.
Forward-Looking Statements

3
Non-Confidential Information – Horizon Pharma plc
Horizon Pharma provides certain financial measures such as adjusted EBITDA, or earnings before interest, taxes, depreciation and amortization, pro forma net sales adjusted for sales of certain products pre-acquisition and adjusted net income that include adjustments to GAAP figures. Adjustments to GAAP figures as well as EBITDA exclude acquisition transaction related expenses, loss on debt extinguishment, as well as non-cash items such as share-based compensation, depreciation and amortization, royalty accretion, non-cash interest expense, and other non-cash adjustments. Certain other special items or substantive events may also be included in the non-GAAP adjustments periodically when their magnitude is significant within the periods incurred. In the case of pro forma net sales, the figures exclude net sales of orphan and oncology products and include net sales attributed to other companies that marketed certain products prior to their acquisition by Horizon Pharma or Depomed, as applicable.
Horizon Pharma believes that these non-GAAP financial measures, when considered together with the GAAP figures, can enhance an overall understanding of Horizon Pharma's and Depomed’s financial performance.  The non-GAAP financial measures are included with the intent of providing investors with a more complete understanding of the Company’s operational results, trends and expectations, including in relation to Depomed.  In addition, these non-GAAP financial measures are among the indicators
Horizon Pharma’s management uses for planning and forecasting purposes and measuring the Company's performance.  These non-GAAP financial measures should be considered in addition to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP.  The non-GAAP financial measures used by the Company may be calculated differently from, and therefore may not be comparable to, non-GAAP financial measures used by other companies.  The Company has not provided a reconciliation of adjusted EBITDA or adjusted net income outlook for future periods to a net income (loss) outlook because certain items that are a component of net income (loss) but not part of adjusted EBITDA and/or adjusted net income, such as the gain (loss) on derivative revaluation associated with convertible senior notes, stock compensation, acquisition related expenses and certain purchase accounting items such as intangibles and step-up inventory, cannot be reasonably projected, either due to the significant impact of changes in Horizon Pharma's or Depomed’s stock price on share-based compensation, the variability associated with acquisition related expenses due to timing and other factors.
Note Regarding Use of Non-GAAP Financial Measures

Non-Confidential Information – Horizon Pharma plc
4
60% Premium offer
(1)
Pro forma ownership above Depomed’s relevant contribution
Horizon’s commercial model has potential to increase net sales
Sizable expected operating cost and tax synergies
Enhanced scale and financial flexibility expected
Major diversification of net sales
Horizon’s longer life products and development programs
Substantial reduction in key risks expected
Published analyst reports and investors we have spoken with are overwhelmingly supportive
Significant and Immediate Adjusted EPS Accretion Expected
for Both Horizon and Depomed Shareholders
(1)
Premium based on 15-day VWAP of Horizon’s stock as of August 12, 2015 and based on Depomed’s unaffected close price on July 6, 2015.
Horizon’s Offer to Acquire Depomed Is In Our View Compelling
For Both Depomed and Horizon Shareholders
Depomed continues to work against the best interests of shareholders

Non-Confidential Information – Horizon Pharma plc
60%
Premium
Offer
(1)
Horizon Pharma Has Delivered A Compelling Offer
5
Implied Premiums to Initial and Current Proposal
Implied Premiums to Initial and Current Proposal
Reference
Price
Revised
Proposal
(7/21)
$33.00
Exchange
Ratio
Proposal
(2)
(8/13)
$27.74
Implied
Premium
to
Pre-Announce
(July
6
th
)
Pre-Announce
$20.64
42%
60%
34%
30-Day VWAP
(3)
$21.41
37%
54%
30%
VWAP of Trades
> $20.00
(4)
$22.87
28%
44%
21%
Premium to Pre-Announce
+ Index Performance Post Announce
NBI Index
$19.79
(5)
48%
67%
40%
S&P 500
$19.74
(6)
48%
67%
41%
Initial Public
Proposal
(7/7)
$29.25
Notes: Unless otherwise noted, all premium figures based on $34.74 HZNP stock price and an exchange ratio of 0.95x.
(1)
Premium based on 15-day VWAP of Horizon’s stock as of August 12, 2015 and based on Depomed’s unaffected close price on July 6, 2015, the day prior to the public announcement of the Horizon Pharma proposal.
(2)
Based on current Horizon share price of $29.20 as of 9/15/2015 and exchange ratio of 0.95x. Exchange ratio was set based on $33.00 per share offer price for Depomed stock and
15-day
(2)
volume weighted average price (VWAP) of Horizon stock as of August 12th of $34.74, which implies a 60% premium.
(3)
VWAP based on trading days.
(4)
Based on daily closing price.
(5)
Depomed pre-announce price ($20.64) + NBI Index price performance since 7/6 though 9/15 (-4.1%).
(6)
Depomed pre-announce price ($20.64) + S&P 500 price performance since 7/6 through 9/15 (-4.4%).
Fair and Compelling Offer
Offer delivers a compelling premium
on a number of Depomed trading
metrics
Depomed’s pre-offer, public market
price is a reflection of the market
perception of its inherent value
Adjusting Depomed’s pre-offer,
public market price for subsequent
trading performance of the NBI and
S&P 500 indices implies a 40% and
41% premium, respectively

2

We Believe Adjusted Net Income is the *Only Relevant Metric* as Revenue and EBITDA Contribution Fail to Take Into Account the Impact of a Higher Cost of Capital and a Higher Tax Basis

Non-Confidential Information – Horizon Pharma plc
Pro Forma Ownership Above Depomed’s Relevant
Contribution
32%
37%
25%
27%
27%
0%
10%
20%
30%
40%
August 13 Proposal
August 13 Proposal
w/Debt Payoff
2016E
2017E
2018E
Pro Forma Depomed Ownership
(1)
6
(2)
(1)
Pro
Forma
Adjusted
Net
Income
Contribution
(3)
(approximates after-tax cash flow contribution)
(1)
With respect to Horizon ownership, based on 173mm shares as of August 15, 2015, including outstanding restricted stock units at full value,  eligible performance stock units based on then-current achievement of performance vesting metrics, settlement of outstanding options and warrants using the treasury stock method, and no shares issued upon conversion of exchangeable notes (based on Horizon expectation to settle notes using future sources of cash upon maturity or earlier conversion).  With respect to Depomed ownership, based on
Horizon estimate from public filings of 85mm shares, including outstanding restricted stock units at full value, settlement of options using treasury stock method, and 19.2mm shares issued upon settlement of convertible notes (assuming note holders convert upon make-whole fundamental change and Depomed settles exclusively in shares).
(2)
For illustrative purposes only, based on 21mm shares issued to settle $575mm term loan and related make whole at $33.00 per share of Depomed stock, if Depomed and the lenders agreed to repayment in equity.
(3)
Depomed 2016E-2018E Adjusted Net Income of $105mm, $145mm, and $174mm; Horizon 2016E-2018E Adjusted Net Income $318mm, $402mm, and $462mm, which are based on median estimates from Bloomberg and Wall Street research reports available to Horizon published since each company released Q2 2015 earnings (8/07/15 for Horizon and 7/29/15 for
Depomed).

Non-Confidential Information – Horizon Pharma plc
7
VIMOVO
NUCYNTA ER
NUCYNTA IR
PENNSAID 2%
% Change
150%
250%
350%
+18%
+15%
+3%
+306%
-
5%
5%
15%
25%
35%
0

8
9
10
11
12
Week from Launch / Re-Launch
TRx % Change vs. Re-Launch Week
At Week 12 Post Re-Launch, PENNSAID 2% TRx
Were up 306% and VIMOVO TRx
Were up
18%, While NUCYNTA IR and ER are up Only 3% and 15%, respectively
Shouldn’t the Dedicated Efforts of 275 Sales Reps Generate Better Prescription Growth?
Horizon’s Commercial Model Has Potential to Increase Net Sales
NUCYNTA Re-Launch Results To Date Are In Our View Uninspiring
Source: IMS NPA Weekly.
Note: Re-launch dates as follows: VIMOVO 1/3/2014;  PENNSAID 2% 1/2/2015;  NUCYNTA IR/ER 6/12/2015 per Depomed Corporate Presentation dated September 15, 2015 (transaction closed on April 2, 2015).

Non-Confidential Information – Horizon Pharma plc

6/12/15
6/19/15
6/26/15
7/3/15
7/10/15
7/17/15
7/24/15
7/31/15
8/7/15
8/14/15
8/21/15
8/28/15
9/4/15
DUEXIS
PENNSAID 2%
VIMOVO
NUCYNTA IR
NUCYNTA ER
Total
Prescriptions
for
PENNSIAD
2%
Increased
454%,
DUEXIS
121%,
VIMOVO
42%
but
NUCYNTA
ER
Only
8%
and
NUCYNTA
IR
Decreased
5%
% Change
400%
450%
500%
550%
-50%
0%
50%
100%
150%
Year-Over-Year Weekly TRx % Increase Since NUCYNTA Re-Launch Date
Horizon’s Commercial Model Has Potential to Increase Net Sales
NUCYNTA Re-Launch Results To Date Are In Our View Uninspiring
Source: IMS NPA Weekly.
Note: Re-launch for NUCYNTA IR/ER 6/12/2015 per Depomed Corporate Presentation dated September 15, 2015 (transaction closed on April 2, 2015).

Non-Confidential Information – Horizon Pharma plc
HZNP +42% vs DEPO -4%
TRx Growth:  1H 2015 vs. 2H 2014
(1)(2)
Source:  IMS NPA Monthly;  Horizon Pharma and Depomed quarterly and annual filings.
(1)
Excludes NUCYNTA, and the Orphan and Oncology businesses (LAZANDA, ACTIMMUNE, BUPHENYL, and RAVICITI).
(2)
PENNSAID 2% was marketed by Mallinckrodt during 2014.
(3)
Net sales estimate based on Nuvo Research reported royalties paid to Mallinckrodt noted in their annual and quarterly reports.
HZNP +35% vs DEPO +5%
Net Sales Growth:
1H 2015 vs. 2H 2014
(1)(2)
Prescriptions
Net Sales

?
VIMOVO
PENNSAID 2%
(3)
DUEXIS
RAYOS
CAMBIA
ZIPSOR
GRALISE
352,361
501,327
243,389
234,515
HZNP
2H 2014
HZNP
1H 2015
DEPO
2H 2014
DEPO
1H 2015
$157
$211
$60
$62
HZNP
2H 2014
HZNP
1H 2015
DEPO
2H 2014
DEPO
1H 2015
Horizon’s Commercial Model Has Potential to Increase Net Sales
Case Study:  Horizon vs. Depomed Growth Excluding NUCYNTA

Non-Confidential Information – Horizon Pharma plc
HZNP +42% vs DEPO -4%
TRx Growth:  1H 2015 vs. 2H 2014
(1)(2)
HZNP +35% vs DEPO +13%
Net Sales Growth:
1H 2015 vs. 2H 2014
(1)(2)
Prescriptions
Net Sales

?
VIMOVO
NUCYNTA IR / ER
(4)
PENNSAID 2%
(3)
DUEXIS
RAYOS
CAMBIA
ZIPSOR
GRALISE
656,857
630,493
HZNP
2H 2014
HZNP
1H 2015
DEPO
2H 2014
DEPO
1H 2015
$157
$211
$146
$164
HZNP
2H 2014
HZNP
1H 2015
DEPO
2H 2014
DEPO
1H 2015
Horizon’s Commercial Model Has Potential to Increase Net Sales
Case Study:  Horizon vs. Depomed Growth Including NUCYNTA
352,361
501,327
(1)
Excludes the Orphan and Oncology businesses (LAZANDA, ACTIMMUNE, RAVICITI and BUPHENYL).
(2)
PENNSAID 2% was marketed by Mallinckrodt during 2014;  NUCYNTA was marketed by Janssen during 2014 and Q1 2015.
(3)
Net sales estimate based on Nuvo Research reported royalties paid to Mallinckrodt noted in their annual and quarterly reports.
(4)
FY2014 actual net sales (DEPO 4/2/2015 8-K) is pro rated among the 2014 quarters based on TRx IMS volume. Q1 2015 actual net sales  from 8-K.
Source:  IMS NPA Monthly;  Horizon Pharma and Depomed quarterly and annual filings.

Non-Confidential Information – Horizon Pharma plc
Horizon’s Commercial Model Has Potential to Increase Net Sales
PENNSAID 2% Demonstrates the Power of Horizon’s Model
(1)
Estimated based on Nuvo Research reported royalties from Mallinckrodt.
(2)
Includes allowed patents announced on 8/27/15 and 9/2/2015 that are not yet listed.
(1)
Example of Horizon Growing Acquired Medicines Quickly
Net Sales
Transaction Highlights
•
Acquired in October 2014 from
Nuvo Research for $45mm
•
Immediate and rapid growth in
PENNSAID 2% prescriptions
and sales
•
Maximizing value through
price and lower patient co-pay
•
$48mm in net sales in 1H 2015
•
Added 6 new Orange Book
listed patents since the
acquisition, extending patent
life
to
2030
(2)

?
$13.5
$18.2
$29.4
$-
$5.0
$10.0
$15.0
$20.0
$25.0
$30.0
$35.0
2014
1Q:15
2Q:15

Non-Confidential Information – Horizon Pharma plc
(1)
AstraZeneca 2013 Annual Report.
(2)
Includes
allowed
patent
announced
on
8/20/15
that
is
not
yet
listed.
Example of Horizon Growing Acquired Medicines Quickly
Net Sales
Transaction Highlights
•
Acquired in November 2013
from AstraZeneca for $35mm
•
Immediate and rapid growth in
VIMOVO prescriptions and net
sales
•
Maximizing value through
price and lower patient co-pay
•
$163mm in net sales in 2014
•
Added 4 new Orange Book
listed patents since
acquisition, extending patent
life to 2031
(2)

Horizon’s Commercial Model Has Potential to Increase Net Sales
VIMOVO Demonstrates the Power of Horizon’s Model
(1)
$20.0
$34.0
$42.4
$-
$5.0
$10.0
$15.0
$20.0
$25.0
$30.0
$35.0
$40.0
$45.0
$50.0
2013
1Q:14
2Q:14

③

2/14/14
3/14/14
4/11/14
5/9/14
6/6/14
7/4/14
8/1/14
8/29/14
9/26/14
10/24/14
11/21/14
12/19/14
1/16/15
2/13/15
3/13/15
4/10/15
5/8/15
6/5/15
7/3/15
7/31/15
8/28/15

2/14/14
3/14/14
4/11/14
5/9/14
6/6/14
7/4/14
8/1/14
8/29/14
9/26/14
10/24/14
11/21/14
12/19/14
1/16/15
2/13/15
3/13/15
4/10/15
5/8/15
6/5/15
7/3/15
7/31/15
8/28/15

1/30/15
2/27/15
3/27/15
4/24/15
5/22/15
6/19/15
7/17/15
8/14/15

Non-Confidential Information – Horizon Pharma plc
% of TRx Filled via PME
(4 Week Average)
DUEXIS -
% PME Penetration
Activating PME Throughout U.S. is Optimizing Operations
and Ensuring High Level of Customer Service

DUEXIS -
IMS TRx
IMS TRxs
(4 Week Average)
Exclusion Lists
Effective Date
VIMOVO -
% PME Penetration
VIMOVO -
IMS TRx
PENNSAID 2% -
% PME Penetration
PENNSAID 2% -
IMS TRx
% of TRx Filled via PME
(4 Week Average)
IMS TRxs
(4 Week Average)
% of TRx Filled via PME
(4 Week Average)
IMS TRxs
(4 Week Average)
Source:  IMS NPA, PSKW Data, PME  Pharmacy Data.
Exclusion list effective date.
Horizon’s Commercial Model Has Potential to Increase Net Sales
PME has been Successful in Driving Script Growth
0
2000
4000
6000
8000
10000
12000
14000
0%
10%
20%
30%
40%
50%
60%
70%
80%
0
1000
2000
3000
4000
5000
6000
7000
8000
9000
10000
0%
10%
20%
30%
40%
50%
60%
70%
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
9,000
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
Exclusion Lists
Effective Date

3

NUCYNTA®
TAPENTADOL CII

NUCYNTA® ER
TAPENTADOL
EXTENDED-RELEASE
TABLETS CII

Gralise® once-daily
(gabapentin) tablets

CAMBIA®
Diclofenac Potassium for Oral Solution

Zipsor® (diclofenac potassium)
Liquid Filled Capsules

Lazanda®
fentanyl nasal spray CII

HORIZON

Non-Confidential Information – Horizon Pharma plc
275 Sales Reps
24 Sales Reps
(1)
Source: Depomed Corporate Presentation dated September 15, 2015.

Horizon’s Commercial Model Has Potential to Increase Net Sales
Current Depomed Commercial Structure
(1)
Pain / Neurology
Oncology

3

NUCYNTA
TAPENTADOL CII

NUCYNTA ER
TAPENTADOL EXTENDED-RELEASE TABLETS CII

Gralise® once-daily
(gabapentin) tablets

RAYOS®
(Prednisone) Delayed-release Tablets

Lazanda®
fentanyl nasal spray CII

CAMBIA®
Diclofenac Potassium for Oral Solution

VIMOVO®
(naproxen/esomeprazole magnesium)
375/20-500/20 mg delayed-release tablets

DUEXIS®
(ibuprofen and famotidine) Tablets
800 mg/26.6 mg

PENNSAID®
(diclofenac sodium topical solution) 2% w/w

Zipsor® (diclofenac potassium)
Liquid Filled Capsules

ACTIMMUNE®
(Interferon gamma-1b)

RAVICTI®
(glycerol phenylbutyrate) Oral Liquid

BUPHENYL®
(sodium phenylbutyrate)

HORIZON

Non-Confidential Information – Horizon Pharma plc
14 Clinical Science
Associates
Orphan Diseases
325 Sales Reps
Primary Care
290 Sales Reps
Pain / Neurology
Specialty
24 Sales Reps
Neurology
40 Sales Reps
40 Sales Reps
Oncology
Rheumatology
55 Additional Sales Reps to Market NUCYNTA, GRALISE and CAMBIA

Horizon’s Commercial Model Has Potential to Increase Net Sales
Planned Structure Provides a Larger, More Focused Sales Force

Non-Confidential Information – Horizon Pharma plc
Operational Synergies
(1)
Tax Synergies
Horizon expects combined company tax rate
to be in the mid-single digits, increasing to
the low-teens over the next five years
We believe that the costs of operating
Depomed’s existing business could be
significantly reduced through the elimination
of certain general and administrative costs,
including consolidation of locations,
reductions in headcount and elimination of
duplicate external costs, including public
company expenses
“DEPO should have a long term tax rate in
the high 30's.”
Piper Jaffray, July 7, 2015, Depomed
“DEPO pays a corporate tax rate of 37%
and HZNP of course has a tax-advantaged
corporate structure in place.”
Piper Jaffray, July 7, 2015, Depomed
“Given the broader platform, larger
anticipated rep base and re-price potential
we think HZNP could drive upside.
NUCYNTA is the biggest value driver with
each 500 bps of annual TRx growth through
2022E driving +$3 in NPV (and opportunity
in other products).
Other synergy
opportunities are to refinance the 10.75%
debt, cut G&A and lower the full DEPO tax
rate.”
RBC, July 8, 2015, Depomed

Note:  Permission to use quoted material was neither sought nor obtained.
(1)
Based on Horizon’s internal estimates and plans.
Sizable Expected Operating Cost and Tax Synergies

Non-Confidential Information – Horizon Pharma plc
Enhanced Scale & Financial Flexibility Expected
Standalone
Horizon
Standalone
Depomed
Pro Forma
Company
2015E Net Sales
(1)
$660 -
$680mm
$320 -
$340mm
$980 -
$1,020mm
2015E Adj. EBITDA
(1)
$265 -
$280mm
$95 -
$110mm
$360 -
$390mm
Sales Reps
(1)
~385
~300
700+
Market
Cap
(2)
$4.6bn
$1.7bn
~$6.3bn
Total Debt / 2015E Adj.
EBITDA
(1) (3)
~4.7x
~9.0x
~3.9x
Average
Borrowing
Interest Rate
(4)
5.65%
10.75%
~5.50% -
5.75%

We believe the combined business will be larger, more diversified and better positioned to accelerate growth
(1)
Standalone amounts based on Horizon management guidance in the Q2 2015 Earnings Press Release dated August 7, 2015 and Depomed management guidance in stated in their
Corporate Presentation dated September 15, 2015. Pro forma amounts are the sum of such standalone amounts.
(2)
Market data as of 9/15/2015 assuming Horizon 159.2mm basic shares outstanding and stock price of $29.20 and Depomed 60.3 basic shares outstanding and stock price of $27.85.
(3)
Represents total debt / 2015 estimated Adjusted EBITDA.  Based on current Depomed debt of $920mm and Adjusted EBITDA of $102.5mm (midpoint of Depomed guidance) and Horizon debt of $1,275mm and adjusted EBITDA of $272.5mm (midpoint of Horizon  guidance). Pro forma assumes retirement of Depomed $575mm debt facility, retirement of the $345mm convertible debt and $175mm in incremental senior term loan. By this presentation, Horizon is not confirming or updating prior financial guidance.
(4)
Based on latest pure debt financings excluding convertible debt. Includes HZNP $400mm term loan at 4.5% and $475mm high yield note at 6.625%. Includes DEPO term loan at 10.75%.
Horizon expects the combination would provide additional financial flexibility and increased free cash flow, enhanced access to the capital markets and considerably lower borrowing costs

Non-Confidential Information – Horizon Pharma plc
NUCYNTA
ZIPSOR
CAMBIA
GRALISE
LAZANDA
RAYOS
PENNSAID 2%
VIMOVO
DUEXIS
ACTIMMUNE
RAVICTI
BUPHENYL
(1)
Source: Horizon Pharma and Depomed Q2 2015 10-Q, as applicable.
DEPO % of Net Sales By Medicine
(1)
Pro Forma Combined % of Net Sales
By Medicine
(1)
Major Diversification of Net Sales
Reduced Reliance on NUCYNTA

60%
22%
7%
4%
21%
8%
4%
3%
2%
1%
1%
7%
7%
10%
11%
15%
17%
Currently
NUCYNTA
accounts
for
60%
of
Depomed’s
net
sales
(1)
Pro
forma,
no
single
medicine
would
comprise
more
than
21%
of
net
sales
(1)

⑦

Depomed

Gralise once-daily
(gabapentin) tablets

Lazanda
fentanyl nasal spray CII

Zipsor

NUCYNTA
TAPENTADOL CII

CAMBIA

NUCYNTA ER
TAPENTADOL
EXTENDED-RELEASE
TABLETS CII

?

Horizon Pharma

ACTIMMUNE®

DUEXIS®

RAYOS®

PENNSAID®
(diclofenac sodium topical solution) 2% w/w

RAVICTI®

VIMOVO®
(naproxen/esomeprazole magnesium)
375/20-500/20 mg delayed-release tablets

HORIZON

Non-Confidential Information – Horizon Pharma plc
Year    2022    2023    2024    2025    2026    2027    2028    2029    2030    2031
50% of Horizon’s 2Q 2015 Net Sales Were From Medicines
With Patent Terms Beyond 2025

Horizon’s Longer Life Products and Development Programs
Horizon
Patent
Terms
Extend
Well
Beyond
2025
Cliff
for
Depomed
Products
2032

⑦

DUEXIS®

PENNSAID®
(diclofenac sodium topical solution) 2% w/w

RAYOS®

VIMOVO®
(naproxen/esomeprazole magnesium)
375/20-500/20 mg delayed-release tablets

HORIZON

Non-Confidential Information – Horizon Pharma plc
Initial IP Position
IP Today
•
No Orange Book (OB)
listed patents at
approval
•
6 OB listed  patents
•
Settled Par litigation by granting a right to
market beginning January 1, 2023
•
1 allowed and 6 OB
listed patents at
acquisition in 4Q 2014
•
4 allowed and 9 OB listed patents with
protection to 2030
•
Settled Paddock (Perrigo) litigation by
granting a right to market beginning January
10, 2029
•
2 OB listable patents
at acquisition in 2Q
2010
•
1 allowed and 6 OB listed patents with
protection to at least 2024
•
2 OB listed patents
(excluding esomeprazole
patents)
•
1 allowed, 5 listed OB patents (excluding
esomeprazole patents) and 1 process patent
with protection to at least 2031

Horizon’s Longer Life Products and Development Programs
Horizon Aggressively Augments Acquired IP with Additional Filings…

Non-Confidential Information – Horizon Pharma plc
Horizon’s Longer Life Products and Development Programs
…while Strengthening IP for Orphan Medicines

Initial IP Position
IP Today
•
2 U.S. patents
extending to 2022;
perpetual Genentech
know-how license
•
2 U.S. patents extending to 2022; perpetual
Genentech know-how license
•
Orphan Drug Designation in October 2014
for FA
•
1 allowed and 3 OB listed patents with
protection to 2032
•
3 OB listed patents
with protection to
2032

Non-Confidential Information – Horizon Pharma plc
•
Friedreich's Ataxia (FA), a debilitating,
life-shortening, ultra-orphan disorder
with no FDA approved treatment
•
Prevalence
of
~3,700
U.S.
Patients
(2)
•
2,400 patients in Friedreich’s Ataxia
Research Alliance (FARA) registry
(1,400
in
the
U.S.)
(2)
•
No FDA approved treatment
•
Started
pivotal
Phase
3
study
on
June 5, 2015
(1)
Based on patient population estimates from the Friedreich’s Ataxia Research Alliance (FARA) and ACTIMMUNE sales price.
(2)
FARA as of September 2015.
•
Co-therapy with PD-1/PD-L1 inhibitors
•
Autosomal Dominant Osteopetrosis
(ADO) and intermediate forms:   ~ 600 to
1,600 patients in the U.S.
ACTIMMUNE in FA
Potential
$500
to
$1B
Opportunity
(1)
ACTIMMUNE
Additional Potential Indications

Horizon’s Longer Life Products and Development Programs
Depomed In Our View Would Benefit from Horizon’s Development Programs

Non-Confidential Information – Horizon Pharma plc
Note: Permission to use quoted material was neither sought nor obtained.
•
Milestone & royalty agreement related to
IW-3718 with Ironwood
•
Milestone & single digit royalty agreement
related to Xartemis XR and MNK-155 with
Mallinckrodt
–
Both medicines have been
abandoned by Mallinckrodt
DEPOMED R&D Opportunity?
“We had been evaluating the performance
of XARTEMIS XR.
And certainly, as the
company has changed its focus to
autoimmune rare diseases in the hospital
sector, our emphasis on the office space
pain activities has certainly been less
strategic.
And so in light of that change in
strategic direction, coupled with the
performance of XARTEMIS XR, as of June,
we have discontinued promotion of
XARTEMIS XR, and we're considering a
number of different strategic alternatives for
that product.”

“…called MNK-155, and it's a combination
product of hydrocodone and acetaminophen with
similar technology to that of XARTEMIS XR.  And
again, it would be focused on the office space
pain marketplace, which, as I mentioned, is not
really a strategic focus for us going forward.”
Horizon’s Longer Life Products and Development Programs
Depomed In Our View Would Benefit from Horizon’s Development Programs
-
Mark Trudeau
-
Mark Trudeau
CEO Mallinckrodt, August 4, 2015
CEO Mallinckrodt, August 4, 2015

⑧

	HORIZON PHARMA	Depomed
	RAYOS, VIMOVO, DUEXIS, PENNSAID, ACTIMMUNE, RAVICTI, BUPHENYL	CAMBIA, Gralise, Zipsor, Lazanda, NUCYNTA, NUCYNTA ER
	✔	X

HORIZON

Non-Confidential Information – Horizon Pharma plc

(1)
Represents total debt / 2015 estimated adjusted EBITDA. Based on current Depomed debt of $920mm and  estimated 2015 adjusted EBITDA of $102.5mm (midpoint of Depomed guidance) and Horizon debt of $1,275mm and estimated 2015 adjusted EBITDA of $272.5mm (midpoint of Horizon guidance).  By this presentation, we are neither confirming nor updating prior guidance.
(2)
Based on patient population estimates from the Friedreich’s Ataxia Research Alliance (FARA) and current ACTIMMUNE sales price.
Substantial Reduction in Key Risks Expected
Depomed’s Business is Less Diversified and Highly Leveraged
$
in millions
Diversified Product
Portfolio
Patent Terms on
Marketed Products
Patent terms beyond 2025!
Patent terms beyond 2025?
Orphan
Platform
Pipeline
Potential $500M to $1B for
ACTIMMUNE in FA Alone
(2)
????
M&A Capacity
(1)
Significant capacity:                   Reduced due to high debt levels:
4.6x leverage
9.0x leverage
Pain
Specialty
Primary Care
Orphan

Non-Confidential Information – Horizon Pharma plc
Source: Wall Street Research.
Note:
Permission to use quoted material was neither sought nor obtained.
(1)
Factset and NASDAQ.
“Perception that this deal may
not generate an adequate
amount of synergies to be
attractive does not make sense
to us.
If we looked through
Horizon's past deal transaction
history, none was built on cost
cutting
-
rather
all
were
based
on generating revenue upside
from increased promotion and
better pharmacy pull through.
We see the Depomed deal as
being no different.”
Leerink, Depomed
“Per our earlier note, we believe
the asset is worth more in the
hands of Horizon given the
greater S&M resources Horizon
could provide, cost savings
opportunity, ability to refinance
the 10.75% debt and expected
reduction of the tax burden.”
“Viewing the proposed
Depomed transaction within that
broader context of Horizon's
evolution, we believe this
transaction makes exceedingly
good strategic sense, is nicely
value creating and provides
enhanced and durable
diversification.”
Cowen, Horizon
“The debate whether Depomed
overpaid for Nucynta is yet to be
determined, but we believe this
is a growth product and the
numbers work better within
Horizon with the significant tax
advantages.”
“We continue to view a HZNP-
DEPO combination as attractive,
and believe HZNP has made a
strong case to DEPO
shareholders.”
Stifel, Horizon

As
of
6/30/2015,
Horizon
Shareholders
Owned
66%
(1)
of
Depomed’s
Outstanding
Shares
RBC, Depomed
Guggenheim, Horizon
Published Analyst Reports and Investors That We Have
Spoken With Are Overwhelmingly Supportive

Non-Confidential Information – Horizon Pharma plc

Source: Bloomberg.
(1)
Based on Depomed’s unaffected stock price of $20.64 as of July 6, 2015, the day prior to the announcement of the Horizon Pharma proposal. Horizon Pharma stock price of $34.54 as of July 6, 2015.
168%
113%
333%
28%
45%
269%
0%
50%
100%
150%
200%
250%
300%
350%
YTD
1 -Year
3-Year
HZNP
DEPO
Total Shareholder Return as of July 6, 2015
(1)
Published Analyst Reports and Investors That We Have
Spoken With Are Overwhelmingly Supportive

Non-Confidential Information – Horizon Pharma plc
•
Horizon
attempted
to
engage
Depomed
numerous
times
and
through
intermediaries
–
Each
attempt
has
been
rebuffed
without
meaningful
engagement
–
Depomed’s
Management
continues
to
reject
a
60%+
premium
(1)
•
Depomed
has
yet
to
explain
and
quantify
how
it
plans
to
increase
shareholder
value
to
the
level
of
Horizon’s
offer
•
Depomed’s
Management
credited
themselves
with
a
200%
2014
bonus
multiplier
related
to
NUCYNTA
when
the
transaction
closed
in
April
2015
–
The
amounts
were
considered
by
the
compensation
committee
on
January
15
th
and
final
executive
compensation
determinations
were
made
on
February
4
th
(2)
–
The
transaction
was
not
announced
until
January
15,
2015
and
the
deal
didn’t
close
until
April
2,
2015

(1)
Premium based on 15-day VWAP of Horizon’s stock as of August 12, 2015 and based on Depomed’s unaffected close price on July 6, 2015.
(2)
Depomed 14a filed on April 6, 2015.
Depomed Continues to Work Against the Best Interests of
Shareholders

Non-Confidential Information – Horizon Pharma plc

Depomed
Continues to Work Against the Best Interests
of Shareholders
Horizon Pharma believes that Depomed will do whatever it can to delay
Depomed’s shareholders from expressing their views on Horizon Pharma’s proposals
On July 12
, Depomed’s board adopted the Poison Pill
That same day, Depomed’s board amended the Depomed bylaws to allow the
Depomed board to delay any special meeting of Depomed shareholders to vote on any Horizon Pharma proposals for almost five months
On August 21
, Depomed informed Horizon Pharma that it was not allowing
Horizon Pharma to hold a single special meeting to hear all of its proposals without incurring further delays
On August 31
, Depomed informed Horizon Pharma that it had set the record date for determining shareholders eligible to call the first special meeting as
October 29, 2015, 87 days after the initial request and the SECOND TO LAST possible day that it could under the Depomed bylaws
On September 15
, Depomed informed Horizon Pharma that it had set the
record date for determining shareholders eligible to call the second special meeting as November 13, 2015, 86 days after the initial request and the THIRD TO
LAST possible day it could under the Depomed bylaws
th
th
st
st

Non-Confidential Information – Horizon Pharma plc

Depomed Continues to Work Against the Best Interests of
Shareholders
•
Absent the Poison Pill and the most recent Depomed bylaw amendments, any
Depomed
shareholder(s) owning 10% or more of the shares could have called a special meeting to hear Horizon Pharma’s proposals without incurring associated delays
Special meeting request could have happened July 9
    and the special meeting
would have already been called
th

Non-Confidential Information – Horizon Pharma plc
Actions to Date in Furtherance of Our Efforts to
Acquire Depomed

(1)
Depomed ignored Horizon’s request to set the same Request Record Date for both Meeting one and Meeting two to ensure that the same group of shareholders is entitled to call both of the Special Meetings and that Horizon is able to call the Special Meetings as of dates that are close in time, if not the same day, under the Company’s shareholder-called special meeting process without delaying the calling of
Meeting one.
On September 8
     , commenced an exchange offer to acquire all of Depomed’s
common shares
On September 8  , filed definitive Solicitation Materials to call for two Special
Meetings of Depomed shareholders as follows

Meeting One:  Removal of Depomed’s directors and recession of the most recent
Depomed bylaw changes
      Request Record Date set by Depomed as October 29
th

Meeting Two:  Election of the new slate of directors
          Request Record Date set by Depomed as November 13
th
Solicitation commenced on September 8
Horizon Pharma purchased 2.25 million shares of Depomed common stock representing approximately 3.73% of such shares outstanding
On August 3
    , Horizon Pharma filed a lawsuit challenging legality of the Poison Pill and most recent Depomed bylaw changes
The Court has set a hearing date of November 5, 2015
th
th
th
rd
(1)
:

Non-Confidential Information – Horizon Pharma plc

Special Meetings
#1 Removal and Bylaw
Amendments
#2 Election of Directors
Exchange
Offer
Nov 5
th
Hearing on legality of Poison Pill
Sept 8
th
Exchange offer made
and Proxy Solicitation
commenced
Oct 29
th
Special Meeting Request
Record Date Meeting #1
Special
Meeting #1
Request
Litigation
TBD
Special Meeting #2
Special Meeting Notes
•
From the applicable Request
Record Date, Horizon has up to 30
days to solicit proxies
•
The Meeting Date must be set 35 to
60 days from the applicable Special
Meeting Request Date
Nov 13
th
Special Meeting Request
Record Date Meeting #2
Special
Meeting #2
Request
Nov 6
th
Exchange offer
expires
(1)
(1)
Unless  extended by Horizon.
Visibility of shares tendered into the Exchange
Offer
Sept 14
th
DEPO 14D-9
Response filed
TBD
Special Meeting #1
September
October
November
December
January
Events Expected to Occur in the Next Several Months

Non-Confidential Information – Horizon Pharma plc

(1)
Please review the full solicitation materials and additional information at www.horizonanddepomed.com. Neither the calling or holding of the special meetings or actions that could result from such meetings necessarily
would
result
in
a
Depomed
acquisition.
What We are Asking You to Do Now
(1)
Meeting  One:  Removal of Depomed’s directors and rescission of the most recent bylaw changes (White Proxy Card)
Meeting Two:  Election of the new slate of directors (Blue Proxy Card)
Tender White and Blue Proxy Cards to call for the two Special Meetings of shareholders
Tender your Depomed shares into the offer in exchange for 0.95x Horizon
Pharma shares for every Depomed share

Non-Confidential Information – Horizon Pharma plc
Key Transaction Events to Date
THIRD OFFER (PUBLIC)
FOURTH OFFER (PUBLIC)
After 6
months of attempts at initiating discussions and multiple increased offers,
Depomed has continued to refuse to have any meaningful discussions about a transaction
May 27th
Horizon offers Depomed
$29.25 / share all-stock
transaction
March 11th
Horizon contacts Depomed
to discuss potential
transaction
FIRST OFFER (PRIVATE)
June 12
th
Horizon sends Depomed
follow-up letter reiterating
merits of offer
June 25
th
Depomed rejects offer
July 7
th
Horizon publicly announces
proposal of $29.25 / share
all-stock transaction
July 13
th
Depomed announces adoption of poison-pill /
amendment of bylaws to extend time to call a
special shareholder meeting
FIRST OFFER (PUBLIC)
Weekend of July 10
th
Based on the suggestion of
Depomed’s financial advisor,
Horizon’s financial advisors
communicate willingness to
increase offer to $32.25
contingent upon Depomed
engaging. No response from
Depomed
SECOND OFFER (PRIVATE)
July 21
st
Horizon publicly
increases its offer price
from $29.25 to $33.00 /
share
August 3
rd
Horizon publicly announces intention to seek a special
shareholder meeting and files lawsuit challenging
legality of Poison Pill and the most recent changes to
the Depomed bylaws
Depomed files lawsuit stating Horizon’s bid was
predicated upon use of confidential NUCYNTA
information
August 13
th
Horizon publicly fixes
exchange ratio, offering
0.95x HZNP shares for
each DEPO share in an all
stock offer, equal to $33.00
per share based on 15-day
VWAP as of August 12,
2015
July 29
th
Depomed rejects
third offer
August 19
th
Depomed rejects fourth
offer (and possible
amendment to include
cash election)

March
May
June
July
August
Sept.
August 31
st
Depomed sets request for
Meeting One record date
for October 29
th
September 8
th
Horizon files exchange offer and
definitive solicitation materials to call for
special shareholders meeting with the
SEC and files HSR
September 15
th
Depomed sets request for
Meeting Two record date for
November 13
th
September 14
th
Depomed files revocation
statement and 14D-9

Non-Confidential Information – Horizon Pharma plc
Summary of Key Exchange Offer Terms
Offer and
Consideration
Implied
Premium &
Ownership
(1)
VWAPs based on trading days.
(2)
August 12, 2015 was the day before Horizon Pharma confirmed the exchange ratio for the proposal
(3)
With respect to Horizon ownership, based on 173mm shares as of August 15, 2015, including outstanding restricted stock units at full value,  eligible performance stock units based on then-current achievement of performance vesting metrics, settlement of outstanding options and warrants using the treasury stock method, and no shares issued upon conversion of exchangeable notes (based on Horizon expectation to settle
notes
using
future
sources
of
cash
upon
maturity
or
earlier
conversion).
With
respect
to
Depomed
ownership,
based
on
Horizon
estimate
from
public
filings
of
85mm
shares,
including
outstanding
restricted stock units at full value, settlement of options using treasury stock method, and 19.2mm shares issued upon settlement of convertible notes (assuming note holders convert upon make-whole fundamental change and Depomed settles exclusively in shares).
(4)
For illustrative purposes only, based on 21mm shares issued to settle $575mm term loan and related make whole at an assumed 0.95x exchange ratio, if Depomed and the lenders agreed to repayment in equity.
(5)
Premium based on 15-day VWAP of Horizon’s stock as of August 12, 2015.
(6)
July 6, 2015 was the day prior to the public announcement of the Horizon Pharma proposal.

0.95x exchange ratio of Horizon Pharma shares for every Depomed share
Exchange ratio was set based on $33.00 per share offer price for Depomed stock and 15-day
volume weighted average price (VWAP) of Horizon
stock as of August 12

of $34.74
Offer expires on November 6, 2015 unless extended by Horizon
54% premium
to $21.41, Depomed’s 30-day
VWAP prior to July 6, 2015
60% premium
to $20.64, Depomed’s unaffected close on July 6, 2015
Depomed shareholders’ would have a pro forma ownership of 32.2% of combined company on an outstanding share basis, a pro forma ownership of
31.7% on a fully diluted basis
and a pro forma ownership of 36.7%
on a
fully diluted basis if the $575mm Depomed Term Loan were settled in shares
(1)
th
(2)
(6)
(1)
(5)
(5)
(4)
(3)

Non-Confidential Information – Horizon Pharma plc
Summary of Key Exchange Offer Terms
Exchange
Offer
Conditions

Rescission of Poison Pill
–
Hearing on the legality of the Poison Pill to be held on November 5th
Due diligence
Horizon shareholder approval
–
Filed a preliminary proxy for a Special Meeting of Horizon Shareholders on
September 11th
Competition law approvals
–
Filed for Hart-Scot-Rodino (HSR) approval on September 8th
Minimum tender of Depomed shares
Registration and listing of newly issued Horizon Pharma shares
No restraints and no material adverse event
Other customary conditions

Non-Confidential Information – Horizon Pharma plc

60% Premium offer
Pro forma ownership above Depomed’s relevant contribution
Horizon’s commercial model has potential to increase net sales
Sizable expected operating cost and tax synergies
Enhanced scale and financial flexibility expected
Major diversification of net sales
Horizon’s longer life products and development programs
Substantial reduction in key risks expected
Significant and Immediate Adjusted EPS Accretion Expected
for Both Horizon and Depomed Shareholders
(1)
Premium based on 15-day VWAP of Horizon’s stock as of August 12, 2015 and based on Depomed’s unaffected close price on July 6, 2015.
(1)
Published analyst reports and investors we have spoken with are overwhelmingly supportive
Horizon’s Offer to Acquire Depomed Is In Our View Compelling
For Both Depomed and Horizon Shareholders
Depomed continues to work against the best interests of shareholders

Non-Confidential Information – Horizon Pharma plc
Additional Information

This communication does not constitute an offer to buy or solicitation of any offer to sell or vote securities and is for informational purposes only. It relates to the offer commenced by
Horizon Pharma to exchange each issued and outstanding share of Depomed common stock for 0.95 Horizon ordinary shares. The offer will be made only through the Tender Offer
Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) that Horizon Pharma has filed with the SEC.  This communication also relates to a solicitation by Horizon Pharma of
Depomed’s shareholders to call two special shareholders meetings to consider the principal proposals described in the Special Meetings Solicitation Statement (as defined below).  On
September 8 2015, Horizon Pharma filed a definitive solicitation statement and accompanying WHITE and BLUE proxy cards with the SEC with respect to the solicitation of proxies to call two related special meetings of shareholders (including any amendments and supplements, the “Special Meetings Solicitation Statement”). Subject to further developments,
Horizon Pharma may file one or more supplements to the Special Meetings Solicitation Statement and additional solicitation statements and/or one or more proxy statements or other documents with the SEC in connection with such special shareholders meetings, and Horizon Pharma (and, if a negotiated transaction is agreed upon, Depomed) may file one or more registration statements, prospectuses, proxy statements, Exchange Offer Documents or other documents with the SEC in connection with the offer or any other proposed transaction involving Horizon Pharma and Depomed. This communication is not a substitute for any solicitation statement, proxy statement or other document filed with the SEC in connection with such special shareholders meetings or any registration statement, prospectus, proxy statement, Exchange Offer Document or other document Horizon Pharma and/or Depomed may file with the SEC in connection with the offer or any other proposed transaction involving Horizon Pharma and Depomed.
INVESTORS AND SECURITY HOLDERS OF HORIZON PHARMA AND DEPOMED ARE URGED TO READ CAREFULLY THE SPECIAL MEETINGS SOLICITATION STATEMENT (INCLUDING
ANY AMENDMENTS AND SUPPLEMENTS), THE ACCOMPANYING WHITE AND BLUE PROXY CARDS AND OTHER SOLICITATION STATEMENTS, PROXY STATEMENTS AND
DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE SPECIAL SHAREHOLDERS MEETINGS AND THE EXCHANGE OFFER DOCUMENTS (INCLUDING ANY AMENDMENTS
AND SUPPLEMENTS) AND ANY REGISTRATION STATEMENTS, PROSPECTUSES, PROXY STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE
OFFER OR ANY OTHER PROPOSED TRANSACTION INVOLVING HORIZON PHARMA AND DEPOMED WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION ABOUT HORIZON PHARMA, DEPOMED, THE SPECIAL SHAREHOLDERS MEETINGS, THE OFFER OR ANY OTHER PROPOSED TRANSACTION INVOLVING HORIZON
PHARMA AND DEPOMED, AS APPLICABLE.
If your shares are held by a bank, broker or other nominee, you are considered the beneficial owner of shares held in "street name."  Only your broker or other nominee, as the holder of record of your shares, may submit (i) a WHITE proxy card to join us in calling a special meeting to consider and vote on proposals for removing the current Depomed board of directors and for amending the Depomed bylaws and/or (ii) a BLUE proxy card to join us in calling a second special meeting to elect a slate of Horizon’s nominees to the
Depomed board of directors contingent on the current directors being removed, and your bank, broker or other nominee may do so only with your specific instructions to do so.
YOUR BANK, BROKER OR OTHER NOMINEE HAS PROVIDED YOU WITH A SINGLE VOTING INSTRUCTION FORM FOR PURPOSES OF VOTING ON THE MATTERS SET FORTH IN
BOTH THE WHITE PROXY CARD AND THE BLUE PROXY CARD.  PLEASE READ AND FOLLOW SUCH SINGLE VOTING INSTRUCTION FORM CAREFULLY IF YOU WISH TO JOIN US IN
CALLING ONE OR BOTH OF THE SPECIAL MEETINGS. PLEASE NOTE THAT THE SINGLE VOTING INSTRUCTION FORM PERMITS BENEFICIAL OWNERS TO "ABSTAIN" FROM VOTING
ON THE MATTERS SET FORTH ON THE WHITE AND BLUE PROXY CARDS; IF YOU, AS A BENEFICIAL OWNER SO ABSTAIN ON EITHER OR BOTH PROXY CARDS, YOUR ABSTENTION
WILL RESULT IN YOUR SHARES NOT BEING COUNTED TOWARDS OUR OBTAINING THE REQUISITE PERCENTAGE OF SHAREHOLDER SUPPORT FOR CALLING THE APPLICABLE
SPECIAL MEETING.
Investors and security holders may obtain free copies of the Special Meetings Solicitation Statement, the Exchange Offer Documents and any other related documents (when they are available) filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Horizon Pharma’s Investor Relations department at Horizon Pharma, Inc.,
Attention: Investor Relations, 520 Lake Cook Road, Suite 520, Deerfield, IL 60015 or to Horizon Pharma’s Investor Relations department at 224-383-3400 or by email to
investor-relations@horizonpharma.com. Investors and security holders may obtain free copies of the documents filed with the SEC on Horizon Pharma’s website at
www.horizonpharma.com under the heading “Investors” and then under the heading “SEC Filings.”

Non-Confidential Information – Horizon Pharma plc

Horizon Pharma and/or Depomed and their respective directors, executive officers and certain other employees and the Horizon Pharma nominees may be deemed participants in a solicitation of proxies in connection with the requests to call the special shareholders meetings.
You can find information about Horizon Pharma’s directors, executive officers and such certain other employees and any individuals Horizon
Pharma is seeking to nominate for election to the Depomed board of directors, as described in the Special Meetings Solicitation Statement, in Horizon Pharma’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27,
2015, Horizon Pharma’s definitive proxy statement filed with the SEC on May 6, 2015, Horizon Pharma’s Current Report on Form 8-K/A
filed with the SEC on July 27, 2015 and the Special Meetings Solicitation Statement and in such other solicitation statements, proxy statements or other documents that would be filed with the SEC in connection with the special shareholders meetings.  You can find information about Depomed’s directors, executive officers and its employees who are participants in such solicitation in Depomed’s definitive proxy statement filed with the SEC on April 16, 2015 and the Special Meetings Solicitation Statement and in such other solicitation statements, proxy statements or other documents that would be filed with the SEC in connection with the special shareholders meetings.
These documents are available free of charge at the SEC’s web site at www.sec.gov and, with respect to Horizon Pharma, from Investor
Relations at Horizon Pharma as described above.  Additional information regarding the interests of such potential participants is included in the Special Meetings Solicitation Statement and will be included in one or more registration statements, proxy statements or other documents filed with the SEC if and when they become available.
Certain Information Regarding Participants

Horizon Pharma plc
Acquisition
of
Depomed,
Inc.
Benefits
and
Considerations
September
2015
For Important Information About the Proposed Depomed Acquisition
Please visit www.horizonanddepomed.com
Non-Confidential
Information
–
Horizon
Pharma
plc